Mail Stop 3561

July 13, 2007

Christopher C. Domijan
Aces Wired, Inc.
12225 Greenville Avenue, Suite 861
Dallas, Texas 75243

> **Re: Aces Wired, Inc.**
> **Registration Statement on Form SB-2/A#3**
> **Filed June 29, 2007**
> **File No. 333-138527**

Dear Mr. Domijan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Registration Statement

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 22

1. We note your response to our prior comment 2. However, please provide us with the specific accounting literature that supports your conclusion that you did not have to perform an impairment analysis for the Corpus Christi and Killeen gaming centers. In your response, specifically address how you are exempt from paragraph 8 of SFAS 144. Additionally, tell us why you believe it is appropriate to have significant differences in the assumptions used in your SFAS 142 and SFAS 144 impairment analyses.

2. In your response to our prior comment 4, you state that you do not believe performing impairment tests by assuming closure of one or any combination of gaming centers would be any more or less reasonable than assuming all centers will remain open. Given your belief that neither assumption is any more or less reasonable than the other and the significant uncertainty of the timing and amount of cash flows that may result from a positive or negative resolution to the matter, it would appear that your expected present value calculations should incorporate multiple cash flow scenarios that reflect the range of possible outcomes. Refer to paragraph 23 of SFAS 144 and to paragraph 24 of SFAS 142 for guidance. Please revise your analyses accordingly.

3. We note that you reported a significant operating loss of $720,110 for the AWP segment for the 26 weeks ended April 29, 2007, yet you project significant operating income of $371,946 for the remainder of 2007. In this regard, please provide us with a reconciliation of revenues, operating expenses and your calculation of amounts per machine day used in your SFAS 142 and SFAS 144 impairment analyses, to the amounts reported on pages 18 and 19 of your MD&A.

4. Please supplementally provide us with a reconciliation of the carrying amount of the reporting unit under SFAS 142 and the carrying amount of the asset group under SFAS 144, as included in your impairment analyses, to your consolidated balance sheet.

5. Please tell us why you do not allocate the legal costs associated with your AWP operations to the specific segment. In this regard, when certain costs can not be allocated to specific segments, a separate line item for corporate overhead can be used to reconcile segments results to your total consolidated reported amounts. In this case, it appears that the legal costs associated with the Attorney Generals opinion are directly related to the AWP segment. Further, since obtaining a favorable judgment from the courts appears to be critical to the continuation of your AWP operations, please tell us why you do not believe that these costs should be included in your impairment analysis.

6. We note your response to our prior comment 4. However, we reissue our prior comment. To the extent your assumptions about future growth and sales volumes differ significantly from your past performance, we believe you should disclose the key assumptions used and discuss how they were determined, how reliable they are, and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis). Please also discuss how accurate and reliable your past assumptions have proven to be. Lastly, revise your MD&A and notes to the financial statements to include the most significant assumptions used in your impairment analysis. Further, future filings should compare your projections to actual results. For example, your disclosure should compare the

projected number of machines, revenue per machine day as well as total cash outflows and inflows to your actual performance.

Consolidated Financial Statements

7. We note your response to our prior comment 6 in which you state you do not believe an accrual for lease costs is required because you do not presently intend to give up your rights to any of the leased properties you have closed. However, the FASB considered and rejected the commitment date approach, which is based on the intended actions of an entity, in favor of the cease-use date approach. See paragraph B47 of SFAS 146 for guidance. The right granted by your leases is to occupy and use the leased space. Although your rights continue, SFAS 146 requires recognition of a liability for lease costs when you cease using those rights (i.e., when you cease occupying and using the space to generate an economic benefit). Therefore, we believe you should rigorously reassess your accounting under paragraphs 14 to 16 of SFAS 146 and restate your financial statements to recognize a liability for costs that will continue to be incurred under leases for closed AWP gaming centers without economic benefit to you. Additionally, please revise the footnotes to your financial statements to provide the disclosures required by paragraph 20 of SFAS 146 and to disclose the significant assumptions used in measuring the liability.

General

8. Consideration should be given to the updating requirements of Item 310 (g) of Regulation S-B.

9. An updated consent should be included in any amendment to the filing.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3816 if you have any other questions.

Regards,

Joseph A. Foti
Senior Assistant Chief Accountant